

02005378

SECU... ...MMISSION
Washington, D.C. 20549



RECEIVED
FEB 26 2002
PROCESSING
354

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51858

3/4/02

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Delano Group Securities, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. Jackson Blvd., Suite 2176
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Asplund (312) 583-1950
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz & Chez, LLP
(Name — *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900 Chicago, IL 60604
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/20

OATH OR AFFIRMATION

I, David Asplund, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Delano Group Securities, L.L.C., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



"OFFICIAL SEAL"
MARY ROSE ROSENQUIST
COMMISSION EXPIRES 05/10/04
NOTARY PUBLIC STATE OF ILLINOIS

Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.] SAME PAGE
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.]
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation. - SEE ABOVE
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DELANO GROUP SECURITIES, L.L.C.
(A Delaware Limited Liability Company)

REPORT PURSUANT TO RULE X-17a-5(d)

YEAR ENDED DECEMBER 31, 2001

CONTENTS

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Members of
DELANO GROUP SECURITIES, L.L.C.
Chicago, Illinois

We have audited the accompanying statement of financial condition of DELANO GROUP SECURITIES, L.L.C. (A Delaware Limited Liability Company) as of December 31, 2001, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DELANO GROUP SECURITIES, L.L.C. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America..

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required under Rule 17a-5 by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schultz and Chez, L.L.P.

Chicago, Illinois
February 5, 2002

DELANO GROUP SECURITIES, L.L.C.

(A Delaware Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS	
Cash	$ 16,296
Due from broker	21,180
Commissions receivable	6,710
Deposit with clearing broker	150,449
Furniture and equipment, net	17,413
Other assets	47,341
TOTAL ASSETS	$ 259,389
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 26,242
TOTAL LIABILITIES	26,242
MEMBERS' EQUITY	
MEMBERS' EQUITY	233,147
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 259,389

The accompanying notes are an integral part of these financial statements.

DELANO GROUP SECURITIES, L.L.C.

(A Delaware Limited Liability Company)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2001

REVENUES	
Placement fees	$ 77,010
Commission income	408,121
Trading income	60,313
Interest	8,537
Other	54,809
TOTAL REVENUES	608,790
EXPENSES	
Salaries and benefits	188,392
Clearing charges	132,149
Commission	2,262
Equipment lease	41,653
Regulatory fees	22,749
Professional fees	66,122
Rent	18,466
Insurance	26,047
Depreciation	9,979
Travel and entertainment	51,748
Other	97,563
TOTAL EXPENSES	657,130
NET LOSS	$ (48,340)

The accompanying notes are an integral part of these financial statements.

DELANO GROUP SECURITIES, L.L.C.

(A Delaware Limited Liability Company)

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2001

Balance at December 31, 2000	$ 631,815
Members contributions	50,000
Members withdrawals	(400,328)
Net loss	(48,340)
Balance at December 31, 2001	$ 233,147

The accompanying notes are an integral part of these financial statements.

DELANO GROUP SECURITIES, L.L.C.

(A Delaware Limited Liability Company)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

Operating activities:	
Net loss	$ (48,340)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation	9,979
Changes in assets and liabilities:	
Decrease in receivable from clearing broker	98,115
Decrease in commission receivable	3,404
Decrease in deposits with clearing broker	8,384
Decrease in receivable from member	290,328
Increase in other assets	(2,511)
Increase in accrued expenses	9,954
Total adjustments	417,653
Net cash provided by operating activities	369,313
Investing activities:	
Purchase of furniture, fixtures and equipment	(4,888)
Net cash used in investing activities	(4,888)
Financing activities:	
Members contributions	50,000
Members withdrawals	(400,328)
Net cash used in financing activities	(350,328)
Net increase in cash	14,097
Cash at December 31, 2000	2,199
Cash at December 31, 2001	$ 16,296

Supplemental Cash Flow Information:
Cash payments for interest and taxes during the year $0.

The accompanying notes are an integral part of these financial statements.

1. *NATURE OF BUSINESS*

DELANO GROUP SECURITIES, L.L.C. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company provides investment banking, securities trading and brokerage services to select public and private companies, high net worth individuals and professional investors.

2. *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Securities Owned
Securities owned, held in firm trading and investment accounts, are carried at market value.

Securities transactions are recorded on the trade date and, accordingly, gains and losses are recorded on unsettled transactions.

Use of Estimates
The accompanying financial statements are prepared in conformity with generally accepted accounting principles which necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture, Fixtures and Equipment
Furniture, fixtures and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. At December 31, 2001, accumulated depreciation was $15,605.

Revenues from Commissions
Commissions from securities transactions are recorded on a settlement date basis, which does not materially differ from a trade date basis.

Income Taxes
No provision has been made for income taxes as the taxable income or loss is included in the respective income tax returns of the Members.

Fair Value of Derivative Financial Instruments
Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", requires companies to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. All derivative financial instruments held at year end are included in the Statement of Financial Condition at fair value and accordingly, the changes in fair value for the year are recognized in the Company's earnings.

Comprehensive Income
The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

3. *NET CAPITAL AND OTHER REGULATORY REQUIREMENTS*

The Company is subject to minimum capital requirements of the Securities and Exchange Commission's Rule 15c3-1 (the "Rule"). Under the Rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6-2/3% of "aggregate indebtedness" (a maximum ratio of 15 to 1) as those terms are defined by the Rule. As of December 31, 2001, the Company's regulatory net capital of $168,393 exceeded required net capital by $68,393. The ratio of "aggregate indebtedness" to "net capital" was less than 1 to 1.

The Company is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 under paragraph (k)(2)(ii) thereof.

4. *OPERATING LEASE*

The Company signed an office space lease which expires on July 31, 2002. The future minimum rental payments are as follows:

December 31	Amount
2002	$ 10,520
Total	$ 10,520

SUPPLEMENTARY INFORMATION

DELANO GROUP SECURITIES, L.L.C.

(A Delaware Limited Liability Company)

COMPUTATION OF NET CAPITAL, PER UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL	
Members' equity (from statement of financial condition)	$ 233,147
Deductions and/or charges:	
Non-allowable assets	
Furniture and fixtures, net	(17,413)
Other assets	(47,341)
NET CAPITAL	$ 168,393
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $100,000)	$ 100,000
Excess net capital	$ 68,393
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 165,769
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities (from statement of financial condition)	$ 26,242
Percentage of aggregate indebtedness to net capital	16%

Note: There is no material difference between this net capital calculation pursuant to Rule 15c3-1 and the computation prepared by and included in the Company's unaudited Part II FOCUS Report filing as of the same date.

DELANO GROUP SECURITIES, L.L.C.

(A Delaware Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2001

These schedules are not applicable as DELANO GROUP SECURITIES, L.L.C. is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(ii) inasmuch as it carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each designated as "Special Account for the Exclusive Benefit of Customers of DELANO GROUP SECURITIES, L.L.C."

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard., Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Members of
DELANO GROUP SECURITIES, L.L.C.
Chicago, Illinois

In planning and performing our audit of the financial statements of DELANO GROUP SECURITIES, L.L.C. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by DELANO GROUP SECURITIES, L.L.C. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) in complying with the conditions of exemption from Rule 15c3-3. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control

structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, the Company was in compliance with the conditions of the exemptive provisions of Rule 15c3-3 at December 31, 2001 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2001.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Schultz and Chez, L.L.P.

Chicago, Illinois
February 5, 2002